UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM U-13-60

                              ANNUAL REPORT

                             FOR THE PERIOD

          Beginning January 1, 1998 and Ending December 31, 1998

                                 TO THE

                 U.S. SECURITIES AND EXCHANGE COMMISSION

                                   OF


                         ENTERGY OPERATIONS, INC.
   ___________________________________________________________________
                    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  _____________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation June 6, 1990  If not Incorporated, Date of Organization
                     ______________


State or Sovereign Power under which Incorporated or Organized Delaware


Location of Principal Offices of Reporting Company
1340 Echelon Parkway, Jackson, Mississippi


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Nathan E. Langston        VP, Chief Accounting Officer
      (Name)                          (Title)

P.O. Box 61000, New Orleans, La. 70161
           (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
                           Reporting Company:

                           Entergy Corporation

                  INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.  Period Covered by Report
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6.  Deficits Displayed
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7.  Major Amendments or Corrections
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                              2 OF 27 PAGES

               ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

              Listing Of Schedules and Analysis of Accounts

                                                                        Schedule or         Page
               Description of Schedules and Accounts                  Account Number       Number
Comparative Balance Sheets                                           Schedule I               4-5
Service Company Property                                             Schedule II                6
Accumulated Provision for Depreciation and Amortization of Service
   Company Property                                                  Schedule III               7
Investments                                                          Schedule IV                8
Accounts Receivable from Associate Companies                         Schedule V                 8
Fuel Stock Expenses Undistributed                                    Schedule VI                9
Stores Expense Undistributed                                         Schedule VII               9
Miscellaneous Current and Accrued Assets                             Schedule VIII             10
Miscellaneous Deferred Debits                                        Schedule IX               10
Research, Development, or Demonstration Expenditures                 Schedule X                10
Proprietary Capital                                                  Schedule XI               11
Long-Term Debt                                                       Schedule XII              12
Current and Accrued Liabilities                                      Schedule XIII             13
Notes to Financial Statements                                        Schedule XIV              13
Comparative Income Statements                                        Schedule XV               14
Analysis of Billing - Associate Companies                            Account 457               15
Analysis of Billing - Nonassociate Companies                         Account 458               16
Analysis of Charges for Service - Associate and Nonassociate         Schedule XVI              17
Companies
Schedule of Expense Distribution by Department or Service Function   Schedule XVII          18-19
Departmental Analysis of Salaries                                    Various Accounts          20
Outside Services Employed                                            Various Accounts          20
Employee Pensions and Benefits                                       Various Accounts          21
General Advertising Expenses                                         Various Accounts          21
Miscellaneous General Expenses                                       Various Accounts          22
Rents                                                                Various Accounts          22
Taxes Other Than Income Taxes                                        Various Accounts          23
Donations                                                            Various Accounts          23
Other Deductions                                                     Various Accounts          24
Notes to Statement of Income                                         Schedule XVIII            24
Financial Data Schedule                                              Schedule XIX              25

                                                                                            Page
               Description of Reports or Statements                                        Number

Organization Chart                                                                             26
Methods of Allocation                                                                          26
Annual Statement of Compensation for Use of Capital Billed                                     26
Signature                                                                                      27





                              3 OF 27 PAGES


                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  Schedule I - Comparative Balance Sheets

  Give balance sheet of the Company as of December 31 of the current and prior year.

 ACCOUNT                           ASSETS AND OTHER DEBITS                                AS OF DECEMBER 31,
                                                                                          1998           1997
           SERVICE COMPANY PROPERTY
101         Service company property (Schedule II)                                    $11,964,652   $11,254,383
107         Construction work in progress (Schedule II)                                    49,316       636,230
                                                                                      -------------------------
               Total Property                                                          12,013,968    11,890,613
                                                                                      -------------------------
108         Less accumulated provision for depreciation and amortization of service
            company property (Schedule III)                                             9,399,162     8,460,608
                                                                                      -------------------------
               Net Service Company Property                                             2,614,806     3,430,005
                                                                                      -------------------------
           INVESTMENTS

123         Investments in associate companies (Schedule IV)                                    -             -
124         Other investments (Schedule IV)                                                     -             -
                                                                                      -------------------------
               Total Investments                                                                -             -
                                                                                      -------------------------
           CURRENT AND ACCRUED ASSETS

131         Cash                                                                              338         2,901
135         Working funds                                                                   2,893         5,517
136         Temporary cash investments (Schedule IV)                                            -             -
141         Notes receivable                                                                    -       193,570
145         Notes receivable from associate companies                                      27,000        22,000
146         Accounts receivable from associate companies (Schedule V)                  40,483,602    46,432,407
152         Fuel stock expenses undistributed (Schedule VI)                                     -             -
163         Stores expense undistributed (Schedule VII)                                         -             -
174         Miscellaneous current and accrued assets (Schedule VIII)                      335,145       142,381
                                                                                      -------------------------
               Total Current and Accrued Assets                                        40,848,978    46,798,776
                                                                                      -------------------------
           DEFERRED DEBITS

184         Clearing accounts                                                             237,448         7,981
186         Miscellaneous deferred debits (Schedule IX)                                   620,005     1,434,387
188         Research, development, or demonstration expenditures (Schedule X)                   -             -
190         Accumulated deferred income taxes                                           1,302,284       493,019
                                                                                      -------------------------
               Total Deferred Debits                                                    2,159,737     1,935,387
                                                                                      -------------------------
               TOTAL ASSETS AND OTHER DEBITS                                          $45,623,521   $52,164,168
                                                                                      =========================



                                4 OF 27 PAGES

                         ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                         Schedule I - Comparative Balance Sheets


ACCOUNT                    LIABILITIES AND PROPRIETARY CAPITAL                           AS OF DECEMBER 31,
                                                                                         1998         1997
         PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                                             $5,000       $5,000
211       Miscellaneous paid-in-capital (Schedule XI)                                  995,000      995,000
215       Appropriated retained earnings (Schedule XI)                                       -            -
216       Unappropriated retained earnings (Schedule XI)                                     -            -
                                                                                   ------------------------
             Total Proprietary Capital                                               1,000,000    1,000,000
                                                                                   ------------------------
         LONG-TERM DEBT

223       Advances from associate companies (Schedule XII)                                   -            -
224       Other long-term debt (Schedule XII)                                                -            -
                                                                                   ------------------------
             Total Long-term Debt                                                            -            -
                                                                                   ------------------------

         OTHER NON-CURRENT LIABILITIES

228      Accumulated provision for pensions & benefits and injuries & damages          294,234      247,334
                                                                                   ------------------------
             Total Other Non-current Liabilities                                       294,234      247,334
                                                                                   ------------------------

         CURRENT AND ACCRUED LIABILITIES

232       Accounts payable                                                          11,197,393   10,443,709
233       Notes payable to associate companies (Schedule XIII)                       6,947,693   14,951,887
234       Accounts payable to associate companies (Schedule XIII)                   25,640,279   24,134,183
236       Taxes accrued                                                                     -       305,564
241       Tax collections payable                                                        3,255        2,082
242       Miscellaneous current and accrued liabilities (Schedule XIII)                 26,942       37,426
                                                                                   ------------------------
             Total Current and Accrued Liabilities                                  43,815,562   49,874,851
                                                                                   ------------------------
         DEFERRED CREDITS

253       Other deferred credits                                                       318,473      250,000
                                                                                   ------------------------
             Total Deferred Credits                                                    318,473      250,000
                                                                                   ------------------------
283       Accumulated deferred income taxes - other                                    195,252      791,983
                                                                                   ------------------------
             TOTAL LIABILITIES AND PROPRIETARY CAPITAL                             $45,623,521  $52,164,168
                                                                                   ========================


                                5 OF 27 PAGES


             ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

                For the Year Ended December 31,1998

               Schedule II - Service Company Property

                                            Balance at             Retirements  Other  Balance at
                                             Beginning                 or      Changes  Close of
      Description                             of Year    Additions    Sales      (1)      Year

Service Company Property

Account
 303  Miscellaneous Intangible Plant        $1,271,722  $ 103,484  $       - $(18,255)   $1,356,951

 306  Leasehold Improvements
                                             3,239,633    254,794          -        -     3,494,427
 307  Equipment (2)
                                             3,956,680    320,436          -   18,255     4,295,371
 308  Office Furniture and Equipment
                                             2,290,632     31,555          -        -     2,322,187
 309  Automobiles, Other Vehicles
          and Related Garage Equipment
                                                 5,767          -          -        -         5,767
 310  Aircraft and Airport Equipment
                                               489,949          -          -        -       489,949

                   SUBTOTAL                 11,254,383    710,269          -        -    11,964,652
                                           --------------------------------------------------------
 107  Construction Work in Progress (3)
                                               636,230    123,355    710,269        -        49,316
                                           --------------------------------------------------------
                     TOTAL                 $11,890,613  $ 833,624   $710,269  $     -  $ 12,013,968
                                           ========================================================

  (1)  Provide an explanation of those changes considered material:
       Adjustments in the "Other Changes" column reclassified property to the equipment account to more appropriately identify such assets.

  (2)  Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                           Balance at
          Subaccount Description               Additions    Close of
                                                              Year

307.02  Communications and Dispatch             $       -  $ 1,597,340
307.03  Data Processing
                                                  320,436    2,698,031

                                                ----------------------
                                         TOTAL  $ 320,436  $ 4,295,371
                                                ======================
  (3)  Describe construction work in progress:
       Purchase of office equipment and lease
       hold improvements to corporate offices.


                                6 OF 27 PAGES

                 ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1998

  Schedule III - Accumulated Provision for Depreciation and Amortization
                       of Service Company Property

                                          Balance at    Additions                 Other       Balance
                                          Beginning    Charged to               Changes Add   at Close
                  Description              of Year       Account   Retirements  (Deduct)(1b)  of Year
                                                        403 (1a)

Account
  303    Miscellaneous Intangible Plant    $ 455,786  $   177,937    $  -      $   462,354  $ 1,096,077

  306    Leasehold Improvements            1,763,967      674,200       -         (365,882)   2,072,285

  307    Equipment                         3,672,362     (181,171)      -           11,727    3,502,918

  308    Office Furniture and Equipment    2,067,953       14,211       -          150,002    2,232,166

  309    Automobiles, Other Vehicles
            and Related Garage Equipment       5,959            -       -             (192)       5,767

  310    Aircraft and Airport Equipment      494,581            -       -           (4,632)     489,949

                                         --------------------------------------------------------------
                                   TOTAL $ 8,460,608   $  685,177    $  -      $   253,377  $ 9,399,162
                                         ==============================================================

(1) Provide an explanation of those changes considered material:

   (b) This column includes additions to accumulated depreciation and amortization as well as reclasses between categories.

   (b) This column includes adjustments related to the reversal of depreciation and amortization charged in excess of the underlying assets' original costs as well as adjustments related to certain
       Construction Work in Progress, which had not been closed to plant and depreciated for a number of months.


                                7 OF 27 PAGES


              ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                 For the Year Ended December 31, 1998

                      Schedule IV - Investments

Instructions:
  Complete the following schedule concerning investments.

  Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

  Under Account 136, "Temporary Cash Investments," list each investment separately.


                                                           Balance at    Balance at
                                      Description         Beginning of  Close of Year
                                                              Year
  Account 123 - Investment in Associate Companies           $    -         $    -

  Account 124 - Other Investments                                -              -

  Account 136 - Temporary Cash Investments                       -              -
                                                            ---------------------
                                                    TOTAL   $    -         $    -
                                                            =====================

              ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                 For the Year Ended December 31, 1998

      Schedule V - Accounts Receivable from Associate Companies

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                            Balance at        Balance at
Description                                               Beginning of Year  Close of Year

Account 146 - Accounts Receivable from Associate Companies
               Entergy Arkansas, Inc.                     $  5,760,336       $  2,898,650

               System Energy Resources, Inc.                24,653,914         21,628,858

               Entergy Louisiana, Inc.                       2,919,678          2,850,043

               Entergy Services, Inc.                         (460,601)              (440)

               Entergy Corporation                                   -             74,575

               Entergy Gulf States, Inc.                    13,559,080         13,031,916
                                                          -------------------------------
                                                  TOTAL   $ 46,432,407       $ 40,483,602
                                                          ===============================
                                                                                  Total
                                                                                Payments
                                                                               -----------
                                                                               $        -

                                                                               -----------

                                                            TOTAL PAYMENTS     $        -
                                                                               ===========


                                8 OF 27 PAGES


                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1998

                Schedule VI - Fuel Stock Expenses Undistributed

Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount Attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel Functions performed by the service company.

                   Description                       Labor     Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed      $ -       $ -        $ -


                                                    ---------------------------

                                            TOTAL    $ -       $ -        $ -
                                                    ===========================
Summary:

         N/A


                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1998

                  Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount Attributable to each associate company.
                   Description                        Labor     Expenses   Total

Account 163 - Stores Expense Undistributed            $ -       $  -       $ -


                                                      --------------------------
                                             TOTAL    $ -       $  -       $ -
                                                      ==========================


                                9 OF 27 PAGES


                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

        Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                Balance at  Balance at
          Description                          Beginning of  Close of
                                                    Year        Year

 Account 174 -
  Miscellaneous Current and Accrued Assets
    Unbilled Jobbing Orders                     $ 48,249     $ 46,999
    Tax refunds receivable
                                                       -      288,146
     Other                                        94,132            -
                                               ----------------------
                                      TOTAL     $142,381     $335,145
                                               ======================

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

               Schedule IX - Miscellaneous Deferred Debits



Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                              Balance at   Balance at
                Description                    Beginning    Close of
                                                of Year       Year

 Account 186 -
  Miscellaneous Deferred Debits
    Long Term Incentive Plan                   $ 909,000    $174,054
    Other                                        352,936     445,951
    Accounts Receivable Miscellaneous Vouchers   172,451           -
                                              ----------------------
                                       TOTAL  $1,434,387    $620,005
                                              ======================


                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

    Schedule X - Research, Development, or Demonstration Expenditures



Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                             Balance at   Balance at
                Description                  Beginning     Close of
                                              of Year        Year

 Account 188 -
  Research, Development, or
   Demonstration Expenditures                $       -     $      -
                                             -----------------------
                                    TOTAL    $       -     $      -
                                             =======================


                                10 OF 27 PAGES

                       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                          For the Year Ended December 31, 1998

                           Schedule XI - Proprietary Capital

                                       Number of Shares  Par or Stated        Outstanding Close of Period
Account Number   Class of Stock     Authorized        Value Per Share      No. of Shares    Total Amount

  Account 201-Common Stock Issued          1,000          $5.00                1,000           $ 5,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                       Description                          Amount

  Account 211 - Miscellaneous Paid-in Capital             $ 995,000

  Account 215 - Appropriated Retained Earnings                    -
                                                          ---------
                                                   TOTAL  $ 995,000
                                                          =========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.


                                    Balance at    Net Income    Dividends    Balance at
                                   Beginning of   -or (loss)       Paid     Close of Year
     Description                       Year
 Account 216 -
  Unappropriated Retained Earnings     $-            $-            $-          $-

                                       -------------------------------------------------
                           TOTAL       $-            $-            $-          $-
                                       =================================================


                                11 OF 27 PAGES


                                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                                    For the Year Ended December 31, 1998

                                       Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                  Terms of                                       Balance                            Balance
                                 Obligation                                        at                                  at
                               Class & Series    Date of   Interest    Amount   Beginning                            Close
          Name of Creditor      of Obligation    Maturity    Rate    Authorized  of Year  Additions  Deductions(1)  of Year

Account 223 - Advances from
  Associate Companies:                                                $  -       $  -      $  -       $    -        $  -




Account 224 -
Other Long-Term Debt:                                                    -          -         -            -           -



                                                                      -----------------------------------------------------
                   TOTAL                                              $  -       $  -      $  -       $    -        $  -
                                                                      =====================================================
(1) Give an explanation of Deductions:
    N/A


                                12 OF 27 PAGES


                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ending December 31, 1998

                Schedule XIII - Current and Accrued Liabilities

Instructions:
 Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                             Balance at    Balance at
                             Description     Beginning of  Close of Year
                                             Year

Account 233 -
   Notes Payable to Associate Companies      $ 14,951,887   $  6,947,693


                                             ---------------------------
                           TOTAL             $ 14,951,887   $  6,947,693
                                             ===========================

Account 234 -
  Accounts Payable to Associate Companies

      Entergy Arkansas, Inc.                  $ 2,779,933   $  2,226,421

      System Energy Resources, Inc.            11,582,537     11,687,294

      Entergy Louisiana, Inc.                   7,175,451      8,070,306

      Entergy Services, Inc.                        2,065         18,320

      Money Pool Interest Payable                  31,575         81,347

      Entergy Gulf States, Inc.                 2,562,622      3,556,591

                                              --------------------------
                            TOTAL             $24,134,183   $ 25,640,279
                                              ==========================

Account 242 -
  Miscellaneous Current and Accrued
  Liabilities Other - External Director
  Stock Plan                                  $    37,426   $    26,942
                                              -------------------------
                                  TOTAL       $    37,426   $    26,942
                                              =========================


                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1998

                Schedule XIV - Notes to Financial Statements


Instructions:
     The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes Relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13 ( 2 ) through 13 ( 8 )


                                13 OF 27 PAGES

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                 For the Year Ended December 31, 1998

             Schedule XIV - Notes To Financial Statements


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retained their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts have been reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

       Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

                                13 OF 27 (2)


     Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

     Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

      Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.


NOTE 2.   INCOME TAXES

      Deferred income tax assets (liabilities) are comprised of the following at December 31, 1998 and 1997:



                                                 1998       1997
Deferred Tax Assets:
    Excess capital loss                       $402,968     $402,968

    Deferred compensation                      593,421            -

    Depreciation                               305,895       71,676

    Operating reserves                               -       18,375
                                           ------------------------
        Total                              $ 1,302,284     $493,019
                                           ========================

Deferred Tax Liabilities:
    Injuries and damages reserves             (164,536)    (164,536)

    Pension and benefits (OPEB) reserves       (16,890)     (34,829)

    Operating reserves                         (13,826)           -

    Deferred compensation                            -     (592,618)
                                           ------------------------
         Total                                (195,252)    (791,983)
                                           ========================
        Net deferred tax assets /
           liabilities                      $1,107,032    $(298,964)
                                           ========================


     The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.


                                13 OF 27 (3)

      Entergy Operations' effective income tax rate was 100% in 1998 and 1997 compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The income tax expense for 1998 and 1997 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 1998 and 1997 consisted of the following:

                                    1998            1997

Current:
  Federal                          $1,392,898      $(774,665)
  State                               218,097       (112,172)
                                   -------------------------
    Total                           1,610,995       (886,837)
                                   =========================

Deferred:
  Federal                          (1,222,206)     1,004,473
  State                              (183,789)       151,051
                                   -------------------------
    Total                          (1,405,995)     1,155,524
                                   =========================
  Total income tax expense         $  205,000     $  268,687
                                   =========================


NOTE 3.   LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

      Entergy Operations has SEC authorization, through November 30, 2001, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 1998 and 1997.

      Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

      The borrowings from the Money Pool and applicable interest rates for 1998 and 1997 were as follows (dollars in thousands):

                                                     1998      1997

Average borrowing                                  $12,827   $16,054

Maximum borrowing at month end                     $18,653   $19,511

Average effective interest rate during the year       5.7%      5.6%

Average effective interest rate at end of year        5.8%      6.3%



                                13 OF 27 (4)

NOTE 4.   OPERATING LEASES

      Total rent expense for 1998 and 1997 was $10.0 million and $7.2 million, respectively. As of December 31, 1998, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space as follows (in thousands):

                               Minimum
                            lease payments

1999                             $   2,962
2000                                 3,004
2001                                 2,832
2002                                 2,848
2003                                 2,865
Years Thereafter                     4,772
                                  --------
        Total                     $ 19,283
                                  ========


NOTE 5.   EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. Amounts charged to compensation expense were $358,000 and $202,000 in 1998 and 1997, respectively. As of December 31, 1998, there were shares with a cost of $174,000 included in Other Deferred Debits for Entergy Corporation common stock purchased related to the Equity Plan.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings
Plan) upon meeting certain eligibility requirements. Effective December 31, 1997, the Employee Stock Ownership Plan of Entergy Corporation and Subsidiaries (Entergy ESOP) and the Gulf States Utilities Company Employees' Thrift Plan were merged into the Savings Plan. Effective December 31, 1998, the Gulf States Utilities Company Employee Stock ownership Plan was also merged into the Savings Plan due to the utilization of all available tax credits. Subsequent to these mergers, the Savings Plan constitutes two plans: a Profit Sharing Plan and an Employee Stock Ownership Plan. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements. Entergy's subsidiaries' contributions to the Profit Sharing Plan and voluntary participant contributions to the ESOP, and any income thereon, are invested in shares of Entergy Corporation common stock.

      The Profit Sharing Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 50% of the participant's basic contribution, up to 6% of their salary, in shares of Entergy Corporation common stock. Entergy Operations contributed $4.8 million in 1998 and $4.5 million in 1997 to the Profit Sharing Plan.

                                13 OF 27 (5)

      Contributions to the ESOP, and any income thereon, are invested in Entergy Corporation common stock and are based on the expected utilization of additional investment tax credits in the applicable federal income tax return of Entergy Corporation and its subsidiaries. In 1998 prior to the merger of the GSU ESOP into the Savings Plan, Entergy Gulf States contributed $7.7 million based on the remaining unutilized investment tax credits. There were no contributions to the GSU ESOP in 1997. No additional investment tax credits are available for contribution under the GSU ESOP or the Entergy ESOP. Therefore, management does not expect to make any future contributions to the Employee Stock Ownership Plan within the Savings Plan.

Retirement and Other Postretirement Benefit Plans

     Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

      Eligible employees of Entergy Operations participate in the Entergy Corporation retirement plans. Entergy Corporation has two retirement benefit plans, "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees", covering substantially all of its domestic employees. The pension plans are noncontributory and provide pension
benefits   that   are  based  on  employees'  credited   service   and
compensation  during  the  final  years  before  retirement.   Entergy
Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of
1986,  as  amended.   The  assets  of the  plans  include  common  and
preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.

      The pension and other postretirement obligations of Grand Gulf 1 and Entergy Operations headquarters' employees are reflected in the financial statements of Entergy Operations.

      Total 1998 and 1997 pension and other postretirement costs for Entergy Operations - Grand Gulf 1 and headquarters' employees, including capitalized amounts, included the following components (in thousands):


                                                                 Other
                                                            Postretirement
                                         Pension                Benefits
                                       1998       1997        1998        1997
Service cost                       $   2,494  $   2,389   $     871   $     939
Interest cost                          3,265      2,942         652         648
Expected return on assets             (3,979)    (3,480)       (446)       (214)
Amortization of transition asset        (597)      (597)        262         262
Amortization of prior service cost        80         80           -           -
Recognized net (gain)/loss                 -          -         (79)          -
                                   --------------------------------------------
Net pension cost                   $   1,263  $   1,334   $   1,260   $   1,635
                                   ============================================

                                13 OF 27 (6)

                                                                             Other
                                                                        Postretirement
                                                    Pension                Benefits
                                                 1998      1997       1998          1997
Change in the Projected Benefit
Obligation (PBO)/Accumulated
Postretirement Obligation (APBO)

Balance at beginning of year                 $ 46,433    $ 38,401   $ 10,464      $  7,849
Service cost                                    2,494       2,389        871           939
Interest Cost                                   3,265       2,942        652           648
Actuarial (gain)/loss                           4,005       3,302       (573)        1,225
Benefits paid                                    (658)       (601)      (346)         (197)
                                             ---------------------------------------------
Balance at end of year                       $ 55,539    $ 46,433   $ 11,068      $ 10,464
                                             =============================================
Change in Plan Assets
Fair value of assets at beginning of year    $ 52,539    $ 43,824   $  4,835      $  2,289
Actual return on plan assets                    8,440       9,044        721           511
Employer contributions                            211         272      1,947         2,232
Benefits paid                                    (658)       (601)      (347)         (197)
                                             ---------------------------------------------
Fair value of assets at end of year          $ 60,532    $ 52,539   $  7,156      $  4,835
                                             =============================================
Funded status                                $  4,993    $  6,106   $ (3,912)     $ (5,629)
Unrecognized transition (asset)/obligation     (4,097)     (4,694)     3,670         3,932
Unrecognized prior service cost                   941       1,021          -             -
Unrecognized net (gain)/loss                   (7,100)     (6,645)    (1,327)         (559)
                                             ---------------------------------------------
Prepaid/(accrued) pension cost               $ (5,263)   $ (4,212)  $ (1,569)     $ (2,256)
                                             =============================================

   The significant assumptions used in computing the pension and other postretirement information above were as follows:


                                                                  1998   1997

  Weighted-average discount rate                                  6.75%  7.25%
  Weighted-average rate of increase in future compensation levels 4.6%   4.6%
  Expected  long-term rate of return on plan assets               9.0%   9.0%


      The pension transition asset is being amortized over the greater of the remaining service period or 15 years. The other postretirement benefits transition obligation is being amortized over 20 years.

      The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 6.0% for 1999, gradually decreasing each successive year until it reaches 5.0% in 2006. A one percentage-point increase in the assumed health care cost trend rate for 1998 would have increased the APBO by $1,248,000 and increased the sum of the service cost and interest cost by $250,000. A one percentage-point decrease in the assumed health care cost trend rate for 1998 would have decreased the APBO by $1,025,000 and increased the sum of the service cost and interest cost by $201,000.

                                13 OF 27 (7)

NOTE 6.   TRANSACTIONS WITH AFFILIATES

      Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for the Companies in the operation, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1, respectively. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units. In 1998 and 1997, Entergy Operations was paid or reimbursed a total of $469.5 million and $423.6 million, respectively from ANO, River Bend, Waterford, and Grand Gulf 1 for the costs associated with operating those units.

      Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $46.9 million in 1998 and $46.5 million in 1997 with the Companies reimbursing Entergy Operations for their respective portions.


                                13 OF 27 (8)

            ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

               For the Year Ended December 31, 1998

           Schedule XV - Comparative Income Statements


Account                   Description                     Current Year    Prior Year

          INCOME
457       Services rendered to associate companies         $666,573,160   $700,419,098
458       Services rendered to nonassociate companies
                                                               -              -
                                                           ---------------------------
                          TOTAL INCOME                      666,573,160    700,419,098
                                                           ===========================
          EXPENSES - Income Statement

500-557   Power production                                  415,498,562    471,761,330
560-598   Transmission and distribution expenses                 18,434         37,069
901-905   Customer accounts                                         (45)             -
906-917   Customer service and information                          295              -
920       Salaries and wages                                 19,460,407     21,216,508
921       Office supplies and expenses                        4,472,270      5,758,704
923       Outside services employed                          11,071,252     15,336,913
924       Property insurance                                 (1,772,138)       184,469
925       Injuries and damages                                3,509,993      3,193,125
926       Employee pensions and benefits                     22,162,864     20,257,555
928       Regulatory commission expenses                        514,460        611,691
930.1     General advertising expenses                          111,616         85,617
930.2     Miscellaneous general expenses                      2,758,652      3,405,991
931       Rents                                              10,019,416      7,150,725
935       Maintenance of general plant                        1,606,939        265,735
403-404   Depreciation and amortization expense                 685,177      1,395,027
408       Taxes other than income taxes                      17,664,435     16,055,563
409       Income taxes (benefits)                             1,610,995       (886,837)
410-411   Provision for deferred income taxes                (1,405,995)     1,155,524
421       Miscellaneous nonoperating income                    (154,889)       (22,887)
426.1     Donations                                             200,465        158,503
426.3     Penalties                                               6,170             56
426.4     Civic, political, and related activities               10,754           (905)
426.5     Other deductions                                       41,555        170,735
430       Interest on debt to associate companies               747,598        838,112
                                                           ---------------------------
                          TOTAL EXPENSES - Income           508,839,242    568,128,323
          Statement                                        ===========================

          EXPENSES - Balance Sheet

107EXP    Construction work in progress                     149,315,171    109,788,304
154EXP    General inventory                                   8,436,156     26,118,270
163EXP    Stores expense undistributed                         (214,468)    (3,761,856)
165EXP    Prepaid expense                                    (3,538,924)      (676,654)
174EXP    Miscellaneous current and accrued expense              62,534        123,269
184EXP    Other expenses                                      3,673,449        699,442
                                                           ---------------------------
                          TOTAL EXPENSES - Balance Sheet    157,733,918    132,290,775
                                                           ===========================
                                                           ---------------------------
                          NET INCOME (LOSS)                $          -   $          -
                                                           ===========================

                                14 OF 27 PAGES


                      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                        For the Year Ended December 31, 1998

             Analysis of Billing - Associate Companies - Account 457

                                          Direct       Indirect   Compensation    Total
                                          Costs          Costs       For Use      Amount
 Name of Associate Company               Charged        Charged    of Capital     Billed
                                           457           457-2        457-3
    Arkansas Nuclear One                $247,492,888   $5,802,227  $     -     $253,295,115

    Waterford 3 Nuclear Station          130,557,809    5,212,324        -      135,770,133

    Grand Gulf Nuclear Station (1)       143,470,114    5,260,721        -      148,730,835

    River Bend Nuclear Station           123,505,163    5,271,914        -      128,777,077




                                        ---------------------------------------------------
                              TOTAL     $645,025,974  $21,547,186  $     -     $666,573,160
                                        ===================================================


(1) EOI does not render bills directly to non-associate owners of this facility.  EOI renders a bill to associate Companies who provide invoices to the co-owners for there allocated costs.


                                15 OF 27 PAGES

                           ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                              For the Year Ended December 31, 1998

                   Analysis of Billing - Nonassociate Companies - Account 458


Instruction:
  Provide a brief description of the services rendered to each nonassociate company:
                                       Direct     Indirect   Compensation             Excess     Total
                                        Cost        Cost       For Use      Total       Or       Amount
   Name of Nonassociate Company        Charged     Charged    of Capital    Cost    Deficiency   Billed
                                        458-1       458-2       458-3                 458-4

                                       $   -      $      -    $      -      $  -    $     -      $    -







                                       -----------------------------------------------------------------
                       TOTAL           $   -      $      -    $      -      $  -    $     -      $    -
                                       =================================================================

                                16 OF 27 PAGES


               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

     Schedule XVI - Analysis of Charges for Service - Associate And
                         Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

CAPTION>
                                     Associate Company Charges             Nonassociate      Total Charges for Service
                                                                          Company Charges
                                   Direct      Indirect                 Direct Indirect     Direct      Indirect
Account Description of Items        Cost         Cost         Total     Cost   Cost  Total  Cost         Cost         Total
500-557 Power production        $411,167,899   $4,330,663 $415,498,562                      $411,167,899  $4,330,663  $415,498,562
560-598 Transmission and              18,434                    18,434                            18,434           -        18,434
         distribution expenses                             -
901-905 Customer accounts                (45)                      (45)                              (45)          -           (45)
                                                       -
906-917 Customer service and             295                       295                               295           -           295
         information                                       -
920     Salaries & wages          16,587,496    2,872,911   19,460,407                        16,587,496    2,872,911   19,460,407
921     Office supplies and        3,606,066      866,204    4,472,270                         3,606,066      866,204    4,472,270
         expenses
923     Outside services employed 10,116,477      954,775   11,071,252                        10,116,477      954,775   11,071,252
924     Property insurance        (1,762,844)      (9,294)  (1,772,138)                       (1,762,844)      (9,294)  (1,772,138)
925     Injuries and damages       3,243,530      266,463    3,509,993                         3,243,530      266,463    3,509,993
926     Employee pensions and     14,877,447    7,285,417   22,162,864                        14,877,447    7,285,417   22,162,864
         benefits
928     Regulatory commission        474,730       39,730      514,460                           474,730       39,730      514,460
         expenses
930.1   General advertising           95,098       16,518      111,616                            95,098       16,518      111,616
         expenses
930.2   Miscellaneous general      2,359,987      398,665    2,758,652                         2,359,987      398,665    2,758,652
         expenses
931     Rents                      8,631,367    1,388,049   10,019,416                         8,631,367    1,388,049   10,019,416
935     Maintenance of general     1,592,283       14,656    1,606,939                         1,592,283       14,656    1,606,939
         plant
403-404 Depreciation and                          685,177      685,177                                 -      685,177      685,177
         amortization expense              -
408     Taxes other than income   17,386,404      278,031   17,664,435                        17,386,404      278,031   17,664,435
         taxes
409     Income taxes (benefits)            -    1,610,995    1,610,995                                 -    1,610,995    1,610,995

410-411 Provision for deferred             -   (1,405,995)  (1,405,995)                                -   (1,405,995)  (1,405,995)
         income taxes
421     Miscellaneous nonoperating  (154,889)           -      (154,889)                        (154,889)           -     (154,889)
         income                                               -
426.1   Donations                     33,308      167,157      200,465                            33,308      167,157      200,465
426.3   Penalties                      6,170            -        6,170                             6,170            -        6,170

426.4   Civic, political, and              8       10,746       10,754                                 8       10,746       10,754
         related activities
426.5   Other deductions              16,327       25,228       41,555                            16,327       25,228       41,555
107EXP  Construction work in     149,315,171            -  149,315,171                       149,315,171            -  149,315,171
         progress
154EXP  General inventory          8,436,156            -    8,436,156                         8,436,156            -    8,436,156

163EXP  Stores expenses           (1,155,808)     941,340     (214,468)                       (1,155,808)     941,340     (214,468)
         undistributed
165EXP  Prepaid expense           (3,538,924)           -   (3,538,924)                       (3,538,924)           -   (3,538,924)

174EXP  Miscellaneous current and     62,534            -       62,534                            62,534            -       62,534
         accrued expense
184EXP  Other expenses             3,611,297       62,152    3,673,449                         3,611,297       62,152    3,673,449
                                 -------------------------------------------------------------------------------------------------
        TOTAL EXPENSES           645,025,974   20,799,588  665,825,562                       645,025,974   20,799,588  665,825,562

        Compensation for use of
          Equity Capital
 430
        Interest on debt to                                                                            -      747,598      747,598
          associate companies              -      747,598      747,598
                                --------------------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE   $645,025,974  $21,547,186 $666,573,160                      $645,025,974  $21,547,186 $666,573,160
                                ==================================================================================================
                             17 OF 28 PAGES

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

      Schedule XVII - Schedule of Expense Distribution by Department or
                           Service Function

Instruction:
  Indicate each department or service function.  (See Instruction 01-3
  General Structure of Accounting System:  Uniform System of Accounts).

                                                                                                DEPARTMENT OR SERVICE FUNCTION
                                                    Total                     Arkansas     Grand Gulf    Waterford 3   River Bend
Account              Description of Items         Directs &       Total        Nuclear       Nuclear       Nuclear       Nuclear
 Number                                           Indirects      Directs         One         Station       Station       Station
500-557  Power production                        $415,498,562  $411,167,899  $138,585,728  $102,214,212   $89,930,939   $80,437,020
560-598  Transmission and distribution expenses        18,434        18,434         4,663         4,604         4,559         4,608
901-905  Customer accounts                                (45)          (45)          (12)          (11)          (11)          (11)
906-917  Customer service and information                 295           295            96            65            65            69
920      Salaries & wages                          19,460,407    16,587,496     4,348,204     4,221,955     3,942,297     4,075,040
921      Office supplies and expenses               4,472,270     3,606,066       934,181       930,401       881,684       859,800
923      Outside services employed                 11,071,252    10,116,477     2,610,317     2,592,999     2,260,124     2,653,037
924      Property insurance                        (1,772,138)   (1,762,844)       28,890    (1,849,147)       28,696        28,717
925      Injuries and damages                       3,509,993     3,243,530       986,991       993,436       632,544       630,559
926      Employee pensions and benefits            22,162,864    14,877,447     3,845,446     2,124,410     3,010,174     5,897,417
928      Regulatory commission expenses               514,460       474,730       213,062       249,025            24        12,619
930.1    General advertising expenses                 111,616        95,098        20,182        25,210        23,388        26,318
930.2    Miscellaneous general expenses             2,758,652     2,359,987       847,170       801,077       553,751       157,989
931      Rents                                     10,019,416     8,631,367     3,754,153       875,308       860,576     3,141,330
935      Maintenance of general plant               1,606,939     1,592,283       337,699       423,099       325,711       505,774
403-404  Depreciation and amortization expense        685,177
408      Taxes other than income taxes             17,664,435    17,386,404     6,117,860     3,933,414     3,830,859     3,504,271
409      Income taxes (benefits)                    1,610,995
410-411  Provision for deferred income taxes       (1,405,995)
421      Miscellaneous nonoperating income           (154,889)     (154,889)     (133,586)       (7,101)       (7,101)       (7,101)
426.1    Donations                                    200,465        33,308         8,591        12,143         5,543         7,031
426.3    Penalties                                      6,170         6,170         1,547         1,541         1,541         1,541
426.4    Civic, political, and related activities      10,754             8             2             2             2             2
426.5    Other deductions                              41,555        16,327        13,368        12,631        13,051       (22,723)
430      Interest on debt to associate companies      747,598
107EXP   Construction work in progress            149,315,171   149,315,171    75,423,484    30,402,434    24,671,060    18,818,193
154EXP   General inventory                          8,436,156     8,436,156     8,246,659      (506,417)    1,107,237      (411,323)
163EXP   Stores expenses undistributed               (214,468)   (1,155,808)     (169,975)   (1,235,236)   (2,230,298)    2,479,701
165EXP   Prepaid expense                           (3,538,924)   (3,538,924)      (12,685)   (3,500,893)      (12,673)      (12,673)
174EXP   Miscellaneous current and accrued expense     62,534        62,534        17,519         7,230         6,267        31,518
184EXP   Other expenses                             3,673,449     3,611,297     1,463,335       743,723       717,800       686,439
                                                 ----------------------------------------------------------------------------------
                                 TOTAL EXPENSES  $666,573,160  $645,025,974  $247,492,889  $143,470,114  $130,557,809  $123,505,162
                                                 ==================================================================================

                              18 OF 27 PAGES

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 1998

  Schedule XVII - Schedule of Expense Distribution by Department or Service
                                   Function

Instruction:

Indicate each department or service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

                                                           DEPARTMENT OR SERVICE FUNCTION
                                            Total       Arkansas    Grand Gulf   Waterford 3   River Bend
Account       Description of Items        Indirects     Nuclear      Nuclear       Nuclear      Nuclear
Number                                                    One        Station       Station      Station
500-557 Power production                   $4,330,663   $1,460,218     $967,316      $936,953     $966,176
920     Salaries & wages                    2,872,911      755,742      711,626       702,711      702,832
921     Office supplies and expenses          866,204      241,824      209,458       207,451      207,471
923     Outside services employed             954,775      239,939      238,325       238,244      238,267
924     Property insurance                     (9,294)      (2,322)      (2,324)       (2,324)      (2,324)
925     Injuries and damages                  266,463       54,829       70,545        70,544       70,545
926     Employee pensions and benefits      7,285,417    1,858,774    1,810,963     1,807,674    1,808,006
928     Regulatory commission expenses         39,730          300                      5,290       34,140
                                                                              -
930.1   General advertising expenses           16,518       13,089        1,163         1,128        1,138
930.2   Miscellaneous general expenses        398,665       35,907      120,920       120,918      120,920
931     Rents                               1,388,049      357,659      343,123       342,511      344,756
935     Maintenance of general plant           14,656        3,666        3,663         3,663        3,664
403-404 Depreciation and amortization         685,177      171,343      171,278       171,278      171,278
        expense
408     Taxes other than income taxes         278,031       53,038       72,186        77,012       75,795
409     Income taxes (benefits)             1,610,995      402,828      402,749       402,709      402,709
410-411 Provision for deferred income      (1,405,995)    (351,569)    (351,496)     (351,465)    (351,465)
        taxes
426.1   Donations                             167,157       41,790       41,789        41,789       41,789
426.4   Civic, political, and related          10,746        2,685        2,687         2,687        2,687
        activities
426.5   Other deductions                       25,228        6,307        6,307         6,307        6,307
430     Interest on debt to associate         747,598      186,901      186,899       186,899      186,899
        companies
163EXP  Stores expenses undistributed         941,340      257,070      228,019       228,136      228,115
184EXP  Other expenses                         62,152       12,209       25,525        12,209       12,209
                                          ----------------------------------------------------------------
                          TOTAL EXPENSES  $21,547,186   $5,802,227   $5,260,721    $5,212,324   $5,271,914
                                          ================================================================

                                19 OF 27 PAGES

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

                    Departmental Analysis of Salaries


                                                          Departmental Salary Expense
           Name of Department                             Included in Amounts Billed to:          Number of
           Indicate each department              Total      Parent       Other         Non        Personnel
           or service function                 Amount     Company    Associates     Associates   End of Year
Directs - Arkansas Nuclear One                $85,918,356             $85,918,356                  1,179
Directs - River Bend Nuclear Station           52,155,925              52,155,925                    757
Directs - Grand Gulf Nuclear Station (1)       57,103,645              57,103,645                    797
Directs - Waterford 3 Nuclear Station          53,706,476              53,706,476                    764
Indirects - Arkansas Nuclear One                3,371,168               3,371,168                     29
Indirects - River Bend Nuclear Station          2,607,289               2,607,289                     18
Indirects - Grand Gulf Nuclear Station (1)      2,689,972               2,689,972                     19
Indirects - Waterford 3 Nuclear Station         2,650,641               2,650,641                     18


                                             ---------------------------------------------------------------
                                     TOTAL   $260,203,472            $260,203,472                  3,581
                                             ===============================================================

 (1)  EOI does not render bills directly to non-associate owners of this facility.  EOI renders a bill to
      Associate Companies who provide invoices to the co-owners for their allocated costs.


                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1998

                         Outside Services Employed

Instructions:
   Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                             Relationship
                                            "A" -Associate
                                              "NA" - Non
   From Whom Purchased      Address            Associate    Amount

See pages 20 (2) through 20 (8)



                                20 OF 27 PAGES (1)

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year ended December 31, 1998

                        Outside Services Employed

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

                                                                   Relationship
                                                                  "A" - Associate
                                                                    "NA" - Non
                  From Whom Purchased                    Address     Associate        Amount
Outside Services - Engineering

ABB COMBUSTION ENGINEERING INC                                          NA           $2,767,308
ABB POWER T&D CO INC                                                    NA              250,676
AURA ENERGY CORP                                                        NA            2,574,793
BARNHART CRANE & RIGGING INC                                            NA            1,013,725
BCP TECHNICAL SERVICES INC                                              NA            3,401,131
BECHTEL POWER CORP                                                      NA            3,508,814
BECHTEL SOFTWARE INC                                                    NA               97,549
BENSINGER DUPONT & ASSOC                                                NA               81,453
BWIP INTL INC                                                           NA               31,138
BWIP INTL PUMP DIVISION                                                 NA               66,307
CETROM CONSULTING ENGINEERING INC                                       NA               78,449
CHEM NUCLEAR SYSTEMS LLC                                                NA            1,094,413
CSI BURKHALTER RIGGING                                                  NA               67,843
DOMINION ENGINEERING INC                                                NA              333,927
DP ENGINEERING                                                          NA              536,527
DUKE ENGINEERING & SERVICES                                             NA            2,973,733
ERIN ENGINEERING & RESEARCH INC                                         NA              253,213
FRAMATOME TECHNOLOGIES INC                                              NA           13,549,064
GENERAL ELECTRIC                                                        NA              955,910
GENERAL ELECTRIC NUCLEAR ENERGY                                         NA              912,639
HOLTEC INTL                                                             NA            1,668,987
IEPSON CONSULTING ENGINEERS INC                                         NA              441,240
KALSI ENGINEERING INC                                                   NA              125,766
KEYSTONE ENGINEERING INC                                                NA              106,292
MDM ENGINEERING CORP                                                    NA              101,348
MECHANICAL DYNAMICS & ANALYSIS INC                                      NA              183,101
NAI ENGINEERING SERVICES                                                NA               78,521
NTS TECHNICAL SERVICES INC                                              NA            1,053,432
OMEGA TECHNICAL SERVICES INC                                            NA               71,153
ONSITE ENGINEERING & MGMT INC                                           NA              119,521
OTHER ENGINEERING SERVICES <$25,000 (16)                                NA              117,244
RAYTHEON ENGINEERS & CONSTRUCTORS INC                                   NA            2,853,289
RAYTHEON NUCLEAR INC                                                    NA            3,204,437
SARGENT & LUNDY LLC                                                     NA            1,816,581
SCIENCE APPLICATIONS INTL CORP                                          NA              287,472
SIEMENS POWER CORP                                                      NA           10,793,639
SIERRA NUCLEAR CORP                                                     NA               26,997
STONE & WEBSTER ENGINEERING CORP                                        NA           17,954,041
STRUCTURAL INTEGRITY ASSOC                                              NA              283,445
TELEDYNE BROWN ENGINEERING                                              NA               34,610
THERMAL ENGINEERING INTL                                                NA            9,892,025
VOLT TECHNICAL SERVICES                                                 NA               70,777
WESTINGHOUSE ELECTRIC CORP                                              NA           31,359,237
ZEMAN SALES & ENGINEERING CO                                            NA               52,023
                                                                                    -----------
                                                                     Subtotal       117,243,790
                                                                                    -----------
Outside Services - Management Consultants

ANDERSON ENGINEERING CONSULTANTS INC                                    NA               31,811
ATLANTIC GROUP INC                                                      NA            1,058,048
C&A CONSULTING SERVICES                                                 NA               67,877
C&E CONSULTING SERVICES                                                 NA               27,456
CALGON CORP                                                             NA            1,625,039
COMMUNICATIONS SPECIALISTS INC                                          NA               69,114
DIALOGIC COMMUNICATIONS CORP                                            NA               44,136
DIVERSIFIED TECHNOLOGY SERVICE INC                                      NA              329,586
ENERCON SERVICES INC                                                    NA            3,056,383
ENERGY SYSTEMS SOLUTIONS INC                                            NA               51,250
GALLE CONSULTING SERVICES                                               NA               59,898
GD BARRI & ASSOC INC                                                    NA              291,353
HURST TECHNOLOGIES                                                      NA              268,879
INDEPENDENT CONSULTANT SERVICES INC                                     NA              162,286
INNOVATIVE SOLUTIONS INC                                                NA              156,486
JANUS MANAGEMENT ASSOC INC                                              NA               83,841
LIBERTY TECHNOLOGIES                                                    NA               46,974
MERIT CONSULTANTS INC                                                   NA               29,800
MOLTEN METAL TECHNOLOGIES INC                                           NA            3,305,733
NILSSON PROFESSIONAL CONSULTING                                         NA              291,606
NUCLEAR ADVISORY GROUP INC                                              NA               56,637
NUCLEAR ENERGY INSTITUTE                                                NA              107,379
NUCLEAR LOGISTICS INC                                                   NA               77,045
NWS TECHNOLOGIES                                                        NA              130,427
OTHER MGT CONSULTING SERVICES <$25,000 (26)                             NA              240,664
PERFORMANCE IMPROVEMENT INTL                                            NA              499,926
PERFORMANCE TECHNOLOGY                                                  NA               35,805
RADIATION PROTECTION SERVICES INC                                       NA              216,000
SPEC GROUP HOLDINGS INC                                                 NA            1,112,682
TODAYS OFFICE                                                           NA               52,069
VERTECHS SOFTWARE SOLUTIONS                                             NA               99,189
WILLIAMS COMMUNICATIONS SOLUTIONS                                       NA               84,898
WOODWARD CLYDE CONSULTANTS                                              NA               40,739
                                                                                     ----------
                                                                     Subtotal        13,811,016
                                                                                     ----------
Outside Services - Other

AAP STAFF SERVICES INC                                                  NA               46,040
ACCESS FLOOR SYSTEMS INC                                                NA               27,517
ADVANCED MANAGEMENT SYSTEMS                                             NA               36,723
AIR PRODUCTS & CHEMICALS INC                                            NA               26,595
AIR PRODUCTS AND CHEMICALS INC                                          NA              123,252
ALLIED TECHNOLOGY GROUP                                                 NA              106,513
ALTRIS SOFTWARE INC                                                     NA               74,475
AM PM TEMPORARY SERVICES INC                                            NA               92,541
AMERICAN CONTRACTORS & LABOR SERVICES INC                               NA               86,376
AMERICAN EXPRESS                                                        NA               30,584
AMERICAN TECHNICAL SERVICES                                             NA              740,623
AMERON PROTECTIVE COATINGS                                              NA               97,103
ANALYTICS INC                                                           NA               40,498
ANATEC INTL INC                                                         NA            1,470,554
ANBEROKA SERVICES                                                       NA               63,432
APAC MISSISSIPPI INC                                                    NA               63,475
AR DEPT OF FINANCE & ADMIN ISTRATION                                    NA              920,578
AR TECH UNIVERSITY                                                      NA               28,730
ARKWRIGHT MUTUAL INSURANCE CO                                           NA              324,399
AZ PUBLIC SERVICE CO                                                    NA               29,180
BAILEY CONTROLS CO CORP                                                 NA              129,029
BALL MECHANICAL SERVICE INC                                             NA               80,421
BARRON SERVICES                                                         NA               66,429
BECHTEL SOFTWARE INC                                                    NA               43,008
BNFL INSTRUMENTS INC                                                    NA               48,123
BOH BROS CONSTRUCTION CO LLC                                            NA              130,634
BROWN CUNNINGHAM & GANNUCH                                              NA               84,604
BROWNING FERRIS INDUSTRIES INC                                          NA               64,222
CAIN INDUSTRIAL SERVICES                                                NA              599,322
CALDON INC                                                              NA               63,304
CANBERRA INDUSTRIAL INC                                                 NA              444,502
CARBON STEEL INSPECTION INC                                             NA               79,750
CAREER CHECK INC                                                        NA               29,618
CASE MATE INC                                                           NA              182,642
CATARACT INC                                                            NA              341,101
CENTRAL INTERSTATE LOW LEVEL RADWASTE COMPACT COMMISSION                NA              187,000
CETROM ARCHITECTS & ENGINEERS                                           NA               33,488
CHAR SERVICES INC                                                       NA               27,841
CHELAN INC                                                              NA               67,770
CHOICEPOINT SERVICES INC                                                NA              179,232
CHUCK WHITE & ASSOC INC                                                 NA               69,824
CLEVELAND ELECTRIC CO OF AR                                             NA               37,275
COMPUTER ASSOC INTL INC                                                 NA               33,946
CONSUMERS ENERGY                                                        NA              127,335
CONTINENTAL TRAFFIC SERVICE INC                                         NA               31,347
CONTROL COMPONENTS INC                                                  NA               28,650
CONTROL TECHNOLOGIES INC                                                NA              120,326
COOPER CAMERON CORP                                                     NA               66,331
COOPER CAMERON VALVES                                                   NA              194,091
COOPERHEAT INC                                                          NA               81,122
CORROSION SERVICES INC                                                  NA               88,885
DATA PORT INC                                                           NA               90,430
DATAPLEX CORP                                                           NA               40,266
DEFENDER SERVICES INC                                                   NA              523,182
DEPENDABLE A/C CO INC                                                   NA               55,302
DEPT OF EMERGENCY MGMT EAST BATON ROUGE PARISH                          NA               35,000
DIGITAL EQUIPMENT CORP                                                  NA               59,541
DONALD C SHELTON                                                        NA               56,460
DOVER ELEVATOR CO                                                       NA               70,730
DRYADES SAVINGS BANK                                                    NA               59,130
EASTERN TECHNOLOGIES INC                                                NA               88,974
ECOLOCHEM INC                                                           NA               37,483
EMERALD COAST SERVICES INC                                              NA              199,864
ENTERGY SERVICES INC                                                     A           44,472,897
ENVIROSOLVE SOUTHWEST INC                                               NA               74,304
EPRI                                                                    NA              662,625
EXCEL SERVICES CORP                                                     NA              234,543
EXPRESS PERSONNEL SERVICES INC                                          NA              383,275
EYELINE OPTICAL                                                         NA               51,807
FEDERAL EMERGENCY MANAGEMENT INC                                        NA              507,091
FISCAL SERVICES DIVISION                                                NA              315,177
FISHER SCIENTIFIC CO                                                    NA               56,417
FRANK W HAKE ASSOC                                                      NA              408,706
FRU CON TECHNICAL SERVICES INC                                          NA               27,765
FUELMAN OF MS CORP                                                      NA               74,981
FUELMAN OF NEW ORLEANS CORP                                             NA               52,662
FURMANITE AMERICA INC                                                   NA              172,581
GAMMA METRICS INC                                                       NA               33,932
GARDEN & PET CENTER                                                     NA               55,055
GDS ASSOC INC                                                           NA              151,299
GENERAL PHYSICS CORP                                                    NA              108,331
GMW MAINTENANCE INC                                                     NA               93,686
GRAY HILSMAN MD PA LUCY COOPER                                          NA               52,764
GREENBRIAR DIGGING SERVICE LP                                           NA              816,902
GSE POWER SYSTEMS                                                       NA              175,175
GSE SYSTEMS INC                                                         NA               25,667
GTS DURATEK BEAR CREEK INC                                              NA              803,501
H BROWN MACHINE SHOP INC                                                NA              272,316
HBS&S                                                                   NA               39,955
HENDERSON SPECIALITIES INC                                              NA              160,066
HEWLETT PACKARD CO INC                                                  NA               25,769
HI POINT INC                                                            NA               92,212
HI TECH SERVICES INC                                                    NA              163,178
HINDS COMMUNITY COLLEGE RCU FOR ECONOMIC DEV                            NA               40,315
HJ MERRIHUE INC                                                         NA               75,453
HONEYWELL INC                                                           NA              205,465
HUGG & HALL EQUIPMENT                                                   NA               34,035
HYDROCHEM INDUSTRIAL SERVICES INC                                       NA               65,462
HYTORC CORP DIV UNEX CORP                                               NA               37,807
I POWER DISTRIBUTION GROUP                                              NA              305,042
INDUSTRIAL EQUIPMENT & VEHICLE MAINTENANCE                              NA               29,301
INDUSTRIAL LEAK DETECTION ILD                                           NA               68,338
INDUSTRIAL MEDICAL CENTER                                               NA               49,047
INFORMATION HANDLING SERVICES INC                                       NA              141,768
INGERSOLL DRESSER PUMP CO INC                                           NA               29,354
INSTITUTE OF NUCLEAR POWER OPERATIONS INPO INC                          NA              227,954
INSULATIONS INC                                                         NA              369,048
INTECH INC                                                              NA              199,342
INTEGRA SERVICES TECHNOLOGY INC                                         NA               71,095
IONICS INC                                                              NA            1,095,916
JE MERIT CONSTRUCTORS INC                                               NA               94,503
JOHN M MONTGOMERY                                                       NA               30,332
JOHNSTON PUMP CO                                                        NA               63,081
JULIUS A PAYNE CO INC                                                   NA               65,953
KALY NUCLEAR SERVICES                                                   NA              159,280
KINDRICK TRUCKING CO INC                                                NA               54,581
KOS INC                                                                 NA               97,125
LA DEPT OF ENVIRONMENTAL QUALITY                                        NA               89,120
LA LANDSCAPING MAINTENANCE CO INC                                       NA               37,250
LA LIFT & EQUIPMENT                                                     NA               39,548
LA OFFICE OF EMERGENCY PREPAREDNESS                                     NA               51,750
LAFAYETTE WESTERN SIZZLIN OPERATIONS INC                                NA               53,870
LANIER WORLDWIDE INC                                                    NA               27,534
LECTRODRYER                                                             NA              115,758
LEROY DANOS MAINTENANCE SERVICES                                        NA              100,570
LOVEJOY CONTROLS CORP                                                   NA              196,735
LSU FIREMEN TRAINING PROGRAM                                            NA               50,223
M DIRK ORY MD APMC                                                      NA               98,550
MEASUREMENTS INC                                                        NA               38,884
MGP INSTRUMENTS INC                                                     NA               68,183
MILITARY DEPT STATE OF LA                                               NA               25,875
MONTGOMERY KONE INC                                                     NA               97,927
MPR ASSOC                                                               NA              186,944
MS EMERGENCY MANAGEMENT AGENCY                                          NA              246,100
MS ENTERPRISE FOR TECHNOLOGY                                            NA              287,271
MS IMPRESSION PRODUCTS INC                                              NA               63,656
NC STATE UNIVERSITY                                                     NA               50,000
NCS CORP                                                                NA               81,276
NEXUS TECHNICAL SERVICES CORP                                           NA              144,484
NORSTAN COMMUNICATIONS INC                                              NA               74,207
NORTH AMERICAN CONTRACT EMP SERVICES                                    NA              615,529
NORTH AMERICAN POWER RESOURCES                                          NA              148,328
NUENERGY INC                                                            NA              156,375
NUKEM INC                                                               NA              143,371
NUMANCO LLC                                                             NA            2,127,391
NWT MFG CORP                                                            NA               38,057
OCHSNER CLINIC                                                          NA               93,031
OEM INC                                                                 NA              340,779
OTHER  SERVICES <$25,000 (714)                                          NA            3,432,599
OSI SOFTWARE INC                                                        NA              140,369
OUR LADY OF THE LAKE REGIONAL MEDICAL CENTER                            NA              105,971
OVERLY MFG CO                                                           NA               26,765
PANASONIC INDUSTRIAL CO                                                 NA               25,942
PAR SYSTEMS INC                                                         NA               43,518
PARSONS POWER GROUP                                                     NA              184,397
PDMA CORP                                                               NA               51,506
PHILLIP PLATO INC                                                       NA               26,321
PINKERTON SECURITY & INVESTIGATION SERVICES CORP                        NA               53,867
PLANT MACHINE WORKS INC                                                 NA               84,863
PLASTOCOR INC                                                           NA              137,325
PN SERVICES INC                                                         NA              296,663
POOLED EQUIPMENT INVENTORY CO PEIC                                      NA               85,515
POWER EQUIPMENT MAINTENANCE IN                                          NA              561,582
POWER LOGIC INC                                                         NA               43,688
PRECISE FINISHING SYSTEMS                                               NA              151,625
PROFESSIONAL BUILDING SERVICE                                           NA              477,848
QUEST DIAGNOSTICS                                                       NA               28,423
RHODIA INC                                                              NA              163,715
RHONE POULENC BASIC CHEMICAL                                            NA              157,892
RHR INTERNATIONAL CO                                                    NA               60,236
RIVER PARISH DISPOSAL INC                                               NA               82,102
RIVER PARISH MAINTENANCE                                                NA            1,196,216
RIVER REGION MEDICAL CORP                                               NA              161,518
RNI TECHNOLOGIES                                                        NA              209,978
ROCKBESTOS CO INC                                                       NA               80,499
SAYBOLT INC                                                             NA               46,402
SCHEMA CORP                                                             NA              124,974
SCOTT CONSTRUCTION EQUIPMENT                                            NA               26,743
SEA BREX MARINE                                                         NA              127,789
SEAMOSS INC                                                             NA              103,490
SG PINNEY & ASSOC INSTR SALES                                           NA               36,890
SILICON GRAPHICS COMPUTER SYSTEMS                                       NA               59,520
SMITHKLINE BEECHAM CLINICAL LAB                                         NA               28,048
SNELL INFRARED                                                          NA               31,525
SOFTWARE SENSE SYSTEMS INC                                              NA               41,950
SOUTH MS ELECTRIC POWER ASSN                                            NA               53,786
SOUTHERLAND FABRICATION                                                 NA               38,805
SOUTHWEST RESEARCH INSTITUTE                                            NA               25,409
STANDARD SUPPLY & HARDWARE CO INC                                       NA              230,483
STAR SERVICE INC OF BATON ROUGE                                         NA              189,683
STATE OF LA MILITARY BUILDING                                           NA               25,875
STEVENSON & ASSOC                                                       NA               36,200
STEWART D EBNETER                                                       NA              122,317
STUDSVIK OF AMERICA                                                     NA               76,048
SYNERGY                                                                 NA               26,097
SYSECA INC                                                              NA              480,400
TAYLOR BACKHOE & NURSERY                                                NA               82,038
TEAM INDUSTRIAL SERVICES INC                                            NA               63,729
TENSAS PARISH POLICE JURY                                               NA               89,088
TEST & MEASUREMENTS INSTRUMENT                                          NA               81,436
THOMAS SERVICE INC                                                      NA               42,066
TJ SULLIVAN & ASSOC INC                                                 NA               56,692
TODD ELECTRIC INC                                                       NA               46,429
TRANSCO PRODUCTS INC                                                    NA            1,226,815
TRENTEC                                                                 NA               43,930
TULANE UNIVERSITY                                                       NA               70,000
TURBO CARE                                                              NA              132,006
UNDERWATER CONSTRUCTION CORP                                            NA              568,514
UNIVERSITY OF MD                                                        NA              139,708
UTILITY SYSTEMS SERVICES INC                                            NA            1,158,445
VATTENFALL USA                                                          NA            1,103,900
VERNER & JAMES INC                                                      NA               45,324
VISION ASSOCIATES INC                                                   NA              126,920
WACHS TECHNICAL SERVICES INC                                            NA              132,624
WACKENHUT CORP                                                          NA           16,278,495
WASHINGTON PUBLIC POWER SUPPLY SYSTEM                                   NA               80,000
WASTE MANAGEMENT                                                        NA               94,280
WASTE MANAGEMENT RSVL DISTRICT                                          NA               61,802
WD ASSOC INC                                                            NA              175,968
WELDING TESTING LAB INC                                                 NA               42,837
WESTERN TEMPORARY SERVICES INC                                          NA               28,793
WHOLESALE CARPETS & INTERIORS INC                                       NA               27,522
WISCONSIN ELECTRIC POWER CO POINT BEACH PLANT                           NA               55,363
WMG INC                                                                 NA               35,702
WYLE LABORATORIES                                                       NA              162,174
XEROX BUSINESS CORP                                                     NA              527,587
                                                                                   ------------
                                                                     Subtotal       102,353,098
                                                                                   ------------
                                                                       TOTAL       $233,407,904
                                                                                   ============

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 1998

                      Employee Pensions and Benefits

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

           Description                                            Amount

Medical & Other Benefits Under Flex Benefit Programs            $15,741,507
Savings Plan                                                      5,195,207
Pension Plans                                                        (3,175)
Employee Meetings/Functions/Awards                                  598,463
Educational Reimbursement                                           541,553
Employee Stock Investment Plan                                    1,023,009

                                                                -----------
                                                       TOTAL    $23,096,564
                                                                ===========

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 1998

                       General Advertising Expenses


Instructions:
Provide a listing of the amount included in "General Advertising
Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

              Description                          Name of Payee        Amount

Public Relations                   Miller & Associates                 $18,894
                                   Nuclear Energy Institute              7,803
                                   Channing L Bete Co Inc.               3,941
                                   Others less than $3,000               7,448

Recruiting                         Entergy Services Inc.                70,975
                                   Others less than $3,000               2,555

                                                                      --------
                                                           TOTAL      $111,616
                                                                      ========

                                21 OF 27 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1998

                       Miscellaneous General Expenses


Instructions:
  Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
  (2 U.S.C. SS441(b)(2)) shall be separately classified.

                    Description                                  Amount

Electric Power Research Institute fees                          $2,601,165
Institute of Nuclear Power Operations, Inc. fees                 2,141,103
Nuclear Energy Institute fees                                    1,010,381
Directors fees and expenses                                         30,935
Industry association dues/ corporate memberships                   302,038
                                                                ----------
                                                        TOTAL   $6,085,622
                                                                ==========

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1998

                                  Rents


Instructions.
  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

               Type of Property                                   Amount


Building                                                         $6,273,147
Office equipment                                                  4,611,857
Computer Equipment                                                1,202,479
Telecommunications                                                2,616,502

                                                                -----------
                                                        TOTAL   $14,703,985
                                                                ===========


                                22 OF 27 PAGES

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

                     Taxes Other Than Income Taxes

Instructions:
  Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
  (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

            Kind of Tax                                          Amount

OTHER THAN U.S. GOVERNMENT TAXES:
     Ad Valorem                                                  $300,956
     Franchise                                                     (3,894)
     State Unemployment                                           424,436
     Other Payroll Taxes                                           86,622
                                                              -----------
         SUBTOTAL                                                 808,120
                                                              -----------
U.S. GOVERNMENT TAXES:
     FICA                                                      16,134,814
     Federal Unemployment                                         216,780
     Other Payroll Taxes                                          739,629
                                                              -----------

         SUBTOTAL                                              17,091,223
                                                              -----------

                          TOTAL                               $17,899,343
                                                              ===========

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1998

                                  Donations

Instructions:
  Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

            Name of Recipient               Purpose of Donation             Amount
United Way                                 Charity                           $121,610
Junior Achievement of Mississippi          Contribution                         9,760
Mississippi Business Journal               Contribution                         5,000
Mississippi State University Foundation    Contribution                         4,243
Chamber of Commerce                        Contribution                         4,000
Russellville High School                   Contribution                         3,683
Port Gibson Main St Inc                    Contribution                         3,000
Others less than $3,000 (98)               Contribution                        49,169
                                                                             --------
                                                                   TOTAL     $200,465
                                                                             ========

                                23 OF 27 PAGES

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 1998

                             Other Deductions


Instructions:
  Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.


                 Description                                 Name of Payee                    Amount
Employee meetings, functions and awards        Dixie Marketing Group, Inc.                       $3,849
                                               Various employees and other vendors (15)           5,461

Congressional Information Program expenses     Westin Canal Place                                10,257
Legal services                                 William Ferguson Attorney at law                   8,350
Other miscellaneous expenses                   Various employees and other vendors (16)          13,638

                                                                                                -------
                                                                                   TOTAL        $41,555
                                                                                                =======



               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                 For the Year Ended December 31, 1998

             Schedule XVIII - Notes to Statement of Income

Instructions:
  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.
  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

   See Notes to Financial Statements on pages 13 ( 2 ) through 13 ( 8 ).


                                24 OF 27 PAGES


                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1998

                 Schedule XIX - Financial Data Schedule


Item No.  Caption Heading                                                  Amount
1         Net Service Company Property                                    $2,614,806
2         Total Investments                                                        -
3         Total Current and Accrued Assets                                40,848,978
4         Total Deferred Debits                                            2,159,737
5         Balancing Amount For Total Assets and Other Debits                       -
6         Total Assets and Other Debits                                   45,623,521
7         Total Proprietary Capital                                        1,000,000
8         Total Long-Term Debt                                                     -
9         Notes Payable                                                            -
10        Notes Payable to Associated Companies                            6,947,693
11        Balancing Amount For Total Current and Accrued Liabilities      37,162,103
12        Total Deferred Credits                                             318,473
13        Accumulated Deferred Income Taxes                                  195,252
14        Total Liabilities and Proprietary Capital                       45,623,521
15        Services Rendered to Associate Companies                       666,573,160
16        Services Rendered to Nonassociate Companies                              -
17        Miscellaneous Income or Loss                                             -
18        Total Income                                                   666,573,160
19        Salaries and Wages                                              19,460,407
20        Employee Pensions and Benefits                                  22,162,864
21        Balancing Amount For Total Expenses                            624,949,889
22        Total Expenses                                                 666,573,160
23        Net Income (Loss)                                                        -
24        Total Expenses (Direct Costs)                                  645,025,974
25        Total Expenses (Indirect Costs)                                 21,547,186
26        Total Expenses (Total)                                         666,573,160
27        Number of Personnel End of Year                                      3,581



                                25 OF 27 PAGES

              ANNUAL REPORT OF ENTERGY OPERATIONS INC.

                For the Year Ended December 31, 1998

                         Organization Charts

     President and Chief Executive Officer

          Regulated Nuclear Operations

          Non-Regulated Nuclear Operations

          Operations Support
               Nuclear Fuels Procurement
               Operations and Maintenance Technical Support
               Materials, Purchasing and Contracts Support
               Nuclear Safety and Licensing Support
               Information Technology Support
               Chemical, Environmental, and Radioactive Waste Support Total Quality Review and Assessment
               Legal Services and Risk Management
               Security

          Engineering
               Design Engineering
               Engineering Support
               Nuclear Engineering Analysis
               Engineering Programs

          Business Development
               Project Management
               Financial Control
               Outage Management & Work Control

          Finance
               Financial Control
               Regulatory and Performance Reporting

              ANNUAL REPORT OF ENTERGY OPERATIONS INC.

                For the Year Ended December 31, 1998

                        Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, and man hours worked. These expenses are allocated using expense work orders which have a fixed allocation method assigned. New allocation methods are added and existing methods are modified as needed.

              ANNUAL REPORT OF ENTERGY OPERATIONS INC.

                For the Year Ended December 31, 1998

     Annual Statement of Compensation for Use of Capital Billed

                              - None -

                            26 of 27 PAGES

              ANNUAL REPORT OF ENTERGY OPERATIONS INC.

                          Signature Clause

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                    Entergy Operations, Inc.
                                   (Name of Reporting Company)



                              By:      /s/ Nathan E. Langston
                                      (Signature of Signing Officer)


                              Nathan E. Langston
                              Vice President and Chief Accounting Officer
                              (Printed Name and Title of Signing Officer)


Date: April 26, 1999






                            27 OF 27 PAGES